UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
| | Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-QSB

For Period Ended: June 30, 2006

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

                                 Thinkpath Inc.
                 -----------------------------------------------
                             Full Name of Registrant
                ------------------------------------------------
                            Former Name if Applicable

                             201 Westcreek Boulevard
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Brampton, Ontario L6T 5S6
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its form 10-QSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from filing the report because such information is integral to the report. The Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         ARTHUR S. MARCUS, ESQ.     (212) 752-9700
         ----------------------     --------------
         (Name) (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |__| No

The Company believes that its revenues for the three months ended June 30, 2006 will be approximately $3,800,000 which represents an increase of $200,000 over the revenue for the three months ended June 30, 2005 of $3,600,000. The Company believes that its revenues for the six months ended June 30, 2006 will be approximately $6,700,000 which represents a decrease of approximately $500,000 over the revenue for the six months ended June 30, 2005 of $7,200,000. The Company believes that its net loss for the three months ended June 30, 2006 will be approximately $810,000, compared to a net loss of $800,000 for the three months ended June 30, 2005. The Company believes that its net loss for the six months ended June 30, 2006 will be approximately $1,400,000, compared to a net loss of $940,000 for the six months ended June 30, 2005.

                                 THINKPATH INC.
                                 --------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 2006                      By: /s/Declan French
                                                -----------------
                                                Declan French
                                                Chief Executive Officer